Exhibit 99.1

© Immatics. Not for further reproduction or distribution. Unlocking Immunotherapies for Solid Cancer Patients Immatics Corporate Presentation, April 2021

Forward - Looking Statements 2 This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the clinical trial application for IMA 204 , IMA 301 , IMA 401 , the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, and otherwise in accordance with applicable law . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . Clinical study results and associated biomarker studies presented within this presentation are by definition prior to completion of the clinical trial and a clinical study report and, are therefore, preliminary in nature and subject to further quality checks including customary source data verification . This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization .

Two Transformative Treatment Modalities: Adoptive Cell Therapies and TCR Bispecifics 3 Highly Differentiated Technologies to Identify True Cancer Targets and the Right TCRs Unlocking Immunotherapies for Solid Cancer Patients Strategic Collaborations with World - leading Industry Players

Limitations of Current Immunotherapies in Solid Cancer Patients … Driven by a Lack of Known Cancer - specific Targets 4 1 Chalmers et al. , 2017; 2 SEER Cancer Statistics Review, 1975 - 2017, Estimated New Cancer Cases for 2020 Checkpoint inhibitors mainly effective in tumors with high mutational burden minority of all cancers 1 CAR - T mainly effective in hematological malignancies minority of all cancers 2 Most cancer patients do not benefit from current immuno - oncology approaches Intro We are unlocking immunotherapies for solid cancer patients with high unmet medical need by accessing intracellular cancer targets with TCR - based therapeutics Solid tumors limited established treatments & high medical need majority of all cancers

The Immatics Approach to Disrupt Current Tumor Treatment Paradigms Based on 5 Defined Principles 5 1. True Cancer Targets & Matching Right TCRs 2. Targeted Approach in Two Distinct Modalities: Adoptive Cell Therapy & TCR Bispecifics 3. Optimized Manufacturing to Enhance T cell Persistence & Efficacy 4. Disrupting the Tumor Microenvironment by Targeting Stroma 5. Combating Tumor Heterogeneity & Escape through Multi - Target Approach Intro

Immatics’ Targeted Approach in Two Distinct Modalities 6 High tumor burden Lower tumor burden 1 1 Patients at earlier stage of disease, de - bulked tumors, or late - stage patients with reduced tumor burden Specialized Centers All Hospitals & Out - Patient Intro

Immatics' Pipeline

Modality	Product Candidate	Status	Preclinical	Phase 1a[1]	Phase 1b[1]	Phase 2	Phase 3
Autologous ACT	ACTengine® IMA201 (MAGEA4/8)	Proprietary					
	ACTengine® IMA202 (MAGEA1)	Proprietary					
	ACTengine® IMA203 (PRAME)	Proprietary					
	ACTengine® IMA204 (COL6A3)	Proprietary					
	ACT programs (Undisclosed)	Bristol Myers Squibb					
	ACT programs (Undisclosed)	gsk					
Allogeneic ACT	ACTallo® IMA301 (Undisclosed)	Proprietary					
Bispecifics	TCER® IMA401 (MAGEA4/8)	Proprietary					
	TCER® IMA402 (Undisclosed)	Proprietary					
	Bispecific programs (Undisclosed)	AMGEN					
	Bispecific programs (Undisclosed)	Genmab					

[1] Phase 1a: Dose escalation, Phase 1b: Dose expansion

Intro

7

Significant Adressable Solid Cancer Patient Populations

High Prevalence of MAGE4/8, MAGEA1 and PRAME in Major Tumor Indications

Melanoma
30% (MAGEA1)
95% (PRAME)
~41,000 HLA-A*02+ cases p.a.

Esophageal Cancer
25% (MAGEA4/8)
20% (MAGEA1)
~7,500 HLA-A*02+ cases p.a.

Hepatocellular Carcinoma
40% (MAGEA1)
~13,000 HLA-A*02+ cases p.a.

Bladder Cancer
30% (MAGEA4/8)
20% (MAGEA1)
~33,500 HLA-A*02+ cases p.a.

Ovarian Cancer
20% (MAGEA4/8)
80% (PRAME)
~9,000 HLA-A*02+ cases p.a.



HNSCC
35% (MAGEA4/8)
25% (PRAME)
~23,500 HLA-A*02+ cases p.a.

Breast Carcinoma
25% (PRAME)
~113,000 HLA-A*02+ cases p.a.

Squamous NSCLC
50% (MAGEA4/8)
35% (MAGEA1)
65% (PRAME)
~23,500 HLA-A*02+ cases p.a.

Uterine Carcinoma
100% (PRAME)
~27,000 HLA-A*02+ cases p.a.

Niche Indications with Fast Track Development Potential

Synovial Sarcoma (e.g. PRAME prevalence 100%) and other Sarcoma subtypes
Uterine Carcinosarcoma
Anal Squamous Cell Cancer
Cholangiocarinoma

MAGEA4/8	MAGEA1	PRAME
IMA201/IMA401	IMA202	IMA203

Intro

Selected tumor indications, prevalences based on IMADetect® threshold;
Based on HLA-A*02 prevalence in the US population (41%), https://seer.cancer.gov and internal market research

8

Adoptive Cell Therapy 9

Key Features of Our Clinical ACTengine® Programs

Differentiated Targets, TCRs and Cellular Manufacturing Designed to Enhance Safety and Activity

	IMA201	IMA202	IMA203
Peptide Target	HLA-A*02-presented peptide derived from MAGEA4/8 shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density[1] 100-1,000 copies/cell	HLA-A*02-presented peptide derived from MAGEA1 shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density[1] 50-900 copies/cell	HLA-A*02-presented peptide derived from PRAME shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density[1] 100-1,000 copies/cell
T cell Receptor (TCR)	High-affinity specific TCRs with high functional avidity[2] Natural TCR ~10 ng/ml	High-affinity specific TCRs with high functional avidity[2] Natural TCR ~15 ng/ml	High-affinity specific TCRs with high functional avidity[2] Pairing-enhanced TCR ~5 ng/ml
T cell Product	Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence 7-10 days[3]	Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence 7-10 days[3]	Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence 6-7 days[3]

ACT

[1] Applying XPRESIDENT® quantitative mass spectrometry engine; target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed
[2] Applying XCEPTOR® TCR discovery and engineering platform; functional avidity: EC50 half maximal effective concentration , [3] Manufacturing time (activation, transduction and expansion) without release testing

10

ACTengine® Clinical Programs – Clinical Overview & Patient Flow

High Enrollment Efficiency through Combined Screening for Three Targets



HLA-A*02 Testing
Blood sample;
Central lab
Leuka-
pheresis
Infusion of ACTengine®
T cell Product
IL-2
1m IU twice daily
for 14 days
Expression
Antigen
1 2 3
ACTengine®
Manufacturing
by Immatics
IMA201 IMA202 IMA203
Target Profiling
Fresh Tumor Biopsy;
IMADetect®
Lymphodepletion
40 mg/m² Fludarabine and
500 mg/m² Cyclophosphamide
for 4 days**

14 Patients infused across three TCR-T Programs, as of data cut-off on Feb 16, 2021*

<1bn T cells infused per patient at dose levels 1 and 2 – presumed to be sub-therapeutic

ACT

* Thereof 10 patients evaluable for biological activity and clinical efficacy analysis at data cut-off;
** Dose modifications of lymphodepletion regimen for certain risk groups (e.g. patients with HCC & patients with reduced renal-clearance).

11

ACTengine® Clinical Programs – Safety Profile

Treatment-emergent Adverse Events Are Manageable, Transient and Expected for Cell Therapies

Adverse Events:

- Most frequent adverse events were transient cytopenias associated with lymphodepletion
- Transient CRS[3] (Grade 1-2) in 13/14 infused patients.
- Transient Grade 1 or 2 ICANS in 3/14 infused patients, resolved within 48h in all cases

Dose-limiting toxicities:

- IMA201 and IMA202: No DLT[5] observed
- IMA203: One transient, Grade 3 atrial fibrillation with onset on day 5 post infusion that resolved within 48h after onset. DLT triggered expansion of dose level 2 from three to six patients

TEAEs by maximum severity (N=16)				
	All Grades		≥ Grade 3	
Adverse event	No.	%	No.	%
Patients with any adverse event	**16**	**100.0**	**16**	**100.0**
Lymphopenia	16	100.0	16	100.0
Leukopenia	16	100.0	16	100.0
Neutropenia	16	100.0	15	93.8
Anaemia	16	100.0	10	62.5
Thrombocytopenia	15	93.8	6	37.5
Nausea	11	68.8	0	0
Pyrexia	8	50.0	0	0
Vomiting	6	37.5	1	6.3
Fatigue	5	31.3	1	6.3
Hypoxia	5	31.3	1	6.3
Hyponatraemia	5	31.3	0	0
Dyspnoea[1]	3	18.8	1	6.3
Atrial fibrillation	2	12.5	1	6.3
Hypertension	2	12.5	1	6.3
Muscular weakness	2	12.5	1	6.3
Pleural effusion	2	12.5	1	6.3
Tumor pain	2	12.5	1	6.3
Blood alkaline phosphatase increased	1	6.3	1	6.3
Candida infection	1	6.3	1	6.3
Corona virus infection	1	6.3	1	6.3
Febrile neutropenia	1	6.3	1	6.3
Infection	1	6.3	1	6.3
Pneumonia[1]	1	6.3	1	6.3
Sepsis[2]	1	6.3	1	6.3
Adverse Events of Special Interest				
Cytokine release syndrome[3]	13	81.3	0	0
ICANS[4]	3	18.8	0	0

All treatment-emergent adverse events (TEAEs) with grade 1-2 occurring in at least 5 patients (incidence ≥31.3%) and additionally all events with grade 3-5 regardless of relatedness to study treatment are presented. Data source: clinical and safety database; hematological adverse events were derived from lab values. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al, 2018). Patients are counted only once per adverse event and severity classification.

Data cut-off – February 16, 2021

[1] Patient died from tumor progression and pneumonia 69 days after IMA202 T cell infusion (determined not related to any study medication),
[2] Patient died from sepsis of unknown origin and did not receive IMA203 T cells, [3] CRS: Cytokine release syndrome, [4] ICANS: Immune effector cell associated neurotoxicity syndrome, [5] DLT: Dose limiting toxicities

ACT

12

ACTengine® Clinical Programs – Biological Activity T cells R obustly Engraft, Persist and Infiltrate into Tumor after Infusion of Low Doses of ACTengine® • Robust T cell engraftment and persistence post infusion until the end of the observation period as assessed by qPCR * • Engineered T cells are detectable in serial tumor biopsies post T cell infusion in all evaluable patients by qPCR 13 Engraftment & T cell Persistence in the Blood Detection of T cells in the Tumor * Up to 9 month s (data not shown), UD: Undetected, NA: Not available, DL: Dose level, EC1: Enrichment cohort with intermediate dose level between DL1 and DL2 , TBD: To be determined 202 - DL1 - 02 202 - EC1 - 01 202 - DL2 - 02 203 - DL1 - 01 203 - DL1 - 03 203 - DL2 - 01 201 - DL1 - 01 202 - DL1 - 01 202 - DL1 - 02 202 - EC1 - 01 202 - DL2 - 01 202 - DL2 - 02 203 - DL1 - 01 203 - DL1 - 02 203 - DL1 - 03 203 - DL2 - 01 Data cut - off – February 16, 2021 ACT

ACTengine® Clinical Programs – Best Overall Response (BOR) Assessment Disease Control in 9 out of 10 Patients at Dose Level 1 and 2 (below 1 Billion Transduced CD8 T cells) IMA201 IMA202 IMA203 Patient 201 - DL1 - 01 202 - DL1 - 01 202 - DL1 - 02 202 - EC1 - 01 202 - DL2 - 01 202 - DL2 - 02 203 - DL1 - 01 203 - DL1 - 02 203 - DL1 - 03 203 - DL2 - 01 Patient ID 201 - 61 - 237 202 - 60 - 024 202 - 60 - 028 202 - 10 - 008 202 - 63 - 007 202 - 13 - 018 203 - 60 - 010 203 - 60 - 032 203 - 60 - 041 203 - 65 - 003 Dose level DL1 DL1 DL1 EC1 DL2 DL2 DL1 DL1 DL1 DL2 Total transduced cells 1 0.11x10 9 0.11x10 9 0.09x10 9 0.19x10 9 0.51x10 9 0.65x10 9 0.12x10 9 0.11x10 9 0.08x10 9 0.35x10 9 Age (gender) 60 (M) 33 (M) 63 (F) 64 (F) 68 (F) 49 (M) 40 (F) 63 (M) 61 (F) 57 (M) Diagnosis NSCLC HNSCC Squamous Cell Cancer Melanoma Squamous Cell Cancer Melanoma Head and Neck Cancer Ovarian Cancer Synovial Sarcoma Prior lines of systemic therapy 4 5 6 4 3 7 6 4 7 2 Prior lines of ICI 2 treatment 1 3 1 2 1 3 2 - 1 - Disease status at infusion Patients wi t h r ecurrent and/or refractory solid tumors Best response RECIST1.1 SD SD SD SD SD PD SD SD SD PR 3 14 1 Total infused dose of transduced viable CD8 T cells; 2 Immune checkpoint inhibitor; 3 Unconfirmed as of data cut - off; DL: Dose level, EC1: Enrichment cohort with intermediate dose level between DL1 and DL2 , SD: stable disease, PD, progressive di sease, PR: partial response Data cut - off – February 16, 2021 ACT 14

ACTengine ® Clinical Programs – Change of Sum of Diameters in Target Lesions Tumor Shrinkage Observed in 8 of 10 Patients at Low Dose Levels 15 1 Shortest diameter for nodal lesions; 2 Stable target lesions with parallel growth of a CNS non - target lesion ; 3 RECIST1.1 response at timepoint of maximum in change of target lesions (week 12): PD due to growth of non - target lesion; 4 PR unconfirmed as of data cut - off SD Best Overall Response (RECIST1.1) : PR PD 1 2 0 2 - 6 0 - 0 2 8 ( D L 1 ) 2 0 2 - 1 3 - 0 1 8 ( D L 2 ) 2 0 3 - 6 0 - 0 4 1 ( D L 1 ) 2 0 3 - 6 0 - 0 1 0 ( D L 1 ) 2 0 1 - 6 1 - 2 3 7 ( D L 1 ) 2 0 2 - 6 3 - 0 0 7 ( D L 2 ) 2 0 3 - 6 0 - 0 3 2 ( D L 1 ) 2 0 2 - 6 0 - 0 2 4 ( D L 1 ) 2 0 2 - 1 0 - 0 0 8 ( E C ) 2 0 3 - 6 5 - 0 0 3 ( D L 2 ) -40 -20 0 20 -39.9 -35.4 -16.2 -13.1 -11.1 -10.8 -9.7 -6.9 1.9 12.8 Change in Sum of Longest Diameter from Baseline [%] SD PD PR 202 - DL1 - 02 202 - DL2 - 02 2 203 - DL1 - 03 203 - DL1 - 01 201 - DL1 - 01 202 - DL2 - 01 203 - DL1 - 02 202 - DL1 - 01 202 - EC1 - 01 3 203 - DL2 - 01 4 Diagnosis S CC Melanoma Ovarian Cancer Head & Neck NSCLC SCC Head & Neck HNSCC Melanoma Synovial Sarcoma Data cut - off – February 16, 2021 ACT

ACTengine® IMA204 – Targeting Tumor Stroma

Complete Tumor Eradication *in vitro* & *in vivo*[1] by Affinity-enhanced IMA204 TCR Candidates

Stroma Target (COL6A3 exon 6)
in Ovarian Cancer sample

Example of a Tumor Target
in same Ovarian Cancer sample



Stroma cells
Tumor cells

COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers



Control
TCR1
Single mut.
TCR2
Double mut.
D7
D16
D22
D29

One IMA204 TCR candidate leads to full functionality of both CD8 and CD4 T cells

- Final preclinical safety evaluation of two candidate TCRs ongoing
- **IMA204 clinical trial application expected 2021**

ACT

[1] *In vivo* data by Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website.

16

Combating Tumor Heterogeneity & Escape through Multi-Target Approach

A Multi-Step Approach towards Highly Personalized Multi-TCR-T Therapy

1 ACTolog®

2 ACTengine® TCR-T



3 ACTengine® Multi-TCR-T

Initial Warehouse

Combination Trial



4 Personalized Multi-TCR-T

Immatics TCR Warehouse



>200 prioritized XPRESIDENT® targets

Mission to treat every patient

	HLA	Targets	T cells	Status	Objective
1	HLA-A2	Multiple	Endogenous	Completed	Demonstrate feasibility of multi-target concept
2	HLA-A2	Single	Genetically engineered	3 trials ongoing	Deliver significant clinical benefit for patients with certain tumor types
3	HLA-A2	Two	Genetically engineered	Mid-Term Perspective	Expand spectrum of tumor types and increase response durability
4	Multiple	Multiple	Genetically engineered	Long-Term Perspective	Treat every patient regardless of tumor and HLA type

ACT

ACTolog® headline data presented at annual SITC conference available on the Immatics website

17

ACTengine® IMA200 Series – Summary and Future Directions

immatics

First Anti-tumor Activity Consistent with Robust Biological Activity during Early Phases of Dose Escalation

Key Findings

- Transient and manageable treatment-emergent adverse events as expected for cell therapies
- Robust T cell engraftment and persistence post infusion and tumor infiltration in all evaluable patients
- Tumor shrinkage observed in 8/10 patients including one unconfirmed partial response
- IMA204: Preclinical data: In vivo tumor eradication by targeting the tumor stroma with high-affinity TCRs

Next Steps

- IMA201, IMA202, IMA203 clinical trials
  - Complete Dose Escalation
  - Initiate Dose Expansion and treat patients at target dose
  - Update on patients treated at target dose expected for 2H2021
- IMA204 clinical trial application in 2H2021
- Preparation of first multi-TCR-T study

ACT
ACTengine® programs are supported by a grant of the Cancer Prevention & Research Institute of Texas (CPRIT)
18

ACTallo® IMA301 – Towards Off-the-shelf ACT

Effective Redirection of γδ T cells Using αβ TCR


γδ T cell collection from healthy donor
Transduction
ACTallo® Immatics' Allogeneic ACT Approach
Expansion
Off-the-shelf product

- **Off-the-shelf cell therapy**, applicable without need for personalized manufacturing and not reliant on potentially encumbered immune system of patient
- **γδ T cells** are abundant, show intrinsic anti-tumor activity, naturally infiltrate solid tumors and do not cause graft-vs-host disease
- **Proprietary manufacturing protocol** delivering robust expansion of γδ T cells with the potential for hundreds of doses from one single donor leukapheresis
- **Proprietary single lentiviral vector** system (4-in-1 construct) including TCR and CD8 alpha & beta chains
- **High potency:** TCR transduced γδ T cells show similar anti-tumor activity to αβ T cells

ACT
19

TCR Bispecifics 20

TCER® – Immatics ’ TCR Bispecifics Off - the - shelf Biologics Linking Immune Cells to Tumor Cells 21 TCER®

TCER® – Superior Proprietary TCR Bispecific Format 22 TCER® T cell recruiting antibody pHLA targeting TCR Fc domain (silenced) with KiH technology TCER® Potency and stability of proprietary TCER® format is superior to six alternative TCR Bispecific formats 1 1 Based on comparative preclinical testing

TCER® – Preclinical POC for IMA401

IMA401 Targeting MAGEA4/8 Results in Tumor Eradication of Established Tumors

Preclinical Proof-of-Concept Data:

- High **affinity** TCR (2 nM) after >10,000-fold affinity-maturation via yeast display
- High **potency** at low concentrations *in vitro* and *in vivo* in two independent xenograft tumor models (NSCLC and melanoma)[1]
- Distinguished **specificity & broad therapeutic window** (≥ 1,000-fold concentration difference between tumor vs. healthy cell reactivity)
- Favorable pharmacokinetics with **10-11 days terminal half-life** in mice

Favorable CMC Characteristics:

- Positive **purity & stability** characteristics with high **production yields** (>2 g/L)



Patient-Derived Tumor Model²
Vehicle
IMA401 TCER®
Individual tumor volume [mm³]
2500
2000
1500
1000
500
0
-14
-7
0
3
5
7
10
14
17
21
24
27
Study day

Study day -14: transplantation of tumor cells
Study day 1: human PBMC transplantation & start of IMA401 weekly treatment

TCER®

[1] Patient-derived LXFA 1012 (NSCLC, adenocarcinoma) tumor xenograft model in NOG mice; data not shown from cell line-derived Hs695T (melanoma cell line) tumor xenograft model in NOG mice

23

Advancing TCER® IMA401 Towards Clinical Development Recent Achievements and Intended Next Steps for IMA401 24 CMC x Manufacturing process development & pilot run completed x Formulation development completed » Next step: GMP run scheduled for 2Q2021 First - in - human clinical trial in patients with MAGEA4/8 positive solid tumors TCER® 1 Equivalent to FDA pre - IND Meeting Clinical • Basket trial with adaptive design for dose escalation & expansion cohorts Next step: First - in - human clinical trial in preparation Regulatory x Successful scientific advice with German regulatory authority 1 » Next step: D evelopment on track for c linica l trial application YE 2021

Discovery Platforms 25

XPRESIDENT® – Discovery of True Cancer Targets

Quantitative, Ultra-Sensitive Mass Spectrometry Expertise Developed over Two Decades

pHLA Database
based on primary tissues

>2,000 cancer & normal tissues analyzed by **Quantitative, Ultra-Sensitive Mass Spectrometry**



>400 million MS/MS spectra
>20,000 experiments
>8,000 peptides filed for patent
>200
prioritized
targets

Unbiased Identification
& characterization of the
most relevant[1] pHLA targets
in the peptide universe

✓ Secured by extensive patent estate

200 Prioritized Targets grouped in 3 Target Classes:

1. **Well known and characterized parent protein** e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein** e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens:** Novel target class which includes RNA-edited peptides & non-classical neoantigens

Technology

[1] Target expression on cancer tissue with high target levels per tumor cell but not or to a far lower extent on normal tissues

26

MAGEA4/8 Target in IMA201 and IMA401 Programs

Unique Target Discovery and Characterization Capabilities

MAGEA4/8 Peptide (quantitative mass spectrometry detection)


Normal tissue
Cancer tissue
MS signal intensity
4.0e+8
2.0e+8
1.0e+8
4.0e+7
2.0e+7
1.0e+7
4.0e+6
2.0e+6
1.0e+6
adipose tissue
adrenal gland
bile duct
urinary bladder
blood cells
blood vessel
bone
bone marrow
brain
breast
esophagus
eye
gallbladder
head-and-neck
heart
large intestine
small intestine
kidney
liver
lung
lymph node
central nerve
peripheral nerve
ovary
pancreas
parathyroid gland
peritoneum
pituitary
placenta
pleura
prostate
skeletal muscle
skin
spinal cord
spleen
stomach
testis
thymus
thyroid gland
trachea
ureter
uterus
AML
BRCA
CCC
CLL
CRC
GBC
GBM
GC
GEJC
HCC
HNSCC
MEL
NHL
NSCLCadeno
NSCLCother
NSCLCsquam
OC
OSCAR
PACA
PRCA
RCC
SCLC
UBC
UEC
Status as of Oct 2020

MAGEA4 and MAGEA4/8 Peptide (AbsQuant®)


AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly used
peptide
MAGEA4/8
Immatics

MAGEA4/8 target peptide is naturally and specifically presented on native tumor tissue vs. various normal tissues

>5-fold higher target density[1] than a commonly used MAGEA4 target peptide

Technology

[1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample

27

Development of the Right TCR – XCEPTOR®

Unique Cross-Talk between Target and TCR Discovery

Adoptive Cell Therapy

ACTengine®
ACTallo®




Tumor cell
pHLA
target
TCR
(membrane protein)
T cell

TCR Bispecifics

T cell engaging receptor (TCER®)



Natural or optimized natural TCR with **micromolar affinity** and favorable **specificity** profile for genetic engineering of T cells and direct clinical application

TCR Discovery, Engineering and Validation

Fast and efficient discovery of **multiple TCRs per target**

XPRESIDENT®-guided **off-target toxicity screening** to deselect cross-reactive TCRs during discovery

Affinity-maturated natural TCR variable domains with **nanomolar affinity** and favorable **specificity** profile

XPRESIDENT®-guided **similar peptide counterselection** during maturation to deselect cross-reactive TCRs

Basis for highly potent TCR Bispecifics format

Technology
28

Corporate Information & Milestones 29

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 30 • >8,000 cancer targets, TCRs and technology protected by • 3,500 applications and patents filed in all major countries and regions • >100 patent families • >1,550 granted patents, thereof >400 granted patents in the US Corporate

Strong, Focused and Highly Integrated Trans - Atlantic Organization 31 Senior Leadership, Business Development, Intellectual Property, Regulatory Affairs, Communications Senior Leadership, Research and Development (Adoptive Cell Therapy), CMC, Clinical Operations, Regulatory Affairs, QA/QC, HR, Investor Relations Munich, Germany, 2 0 FTEs Tübingen, Germany, ~150 FTEs Houston, Texas , 8 0 FTEs Senior Leadership, Research and Development (XPRESIDENT®, XCEPTOR®, TCER®), Translational Development, Clinical Operations, Finance, HR, IT, QM Corporate FTE status as of YE2020

Experienced Global Leadership Team Across Europe and the US



Harpreet Singh
Chief Executive Officer
Co-Founder
20 yrs biotech experience



Arnd Christ
Chief Financial Officer
20 yrs biotech experience
(Probiodrug, NovImmune, Medigene, InflaRx)



Cedrik Britten
Chief Medical Officer
>10 yrs pharma & biotech experience
(BioNTech, GSK)



Carsten Reinhardt
Chief Development Officer
>20 yrs pharma & biotech experience
(Micromet, Roche, Fresenius)



Steffen Walter
Chief Technology Officer
Co-Founder Immatics US
>15 yrs biotech experience



Toni Weinschenk
Chief Innovation Officer
Co-Founder
> 15 yrs biotech experience



Rainer Kramer
Chief Business Officer
25 yrs pharma & biotech experience
(Amgen, MorphoSys, Jerini, Shire, Signature Dx)



Edward Sturchio
General Counsel
>15 yrs pharma & biotech experience
(Schering, Merck, Novartis, Advanced Accelerator Applications, Abeona Therapeutics)



Jordan Silverstein
Head of Strategy
10 yrs biotech experience
(Advanced Accelerator Applications, InflaRx)

Corporate
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Upcoming R&D Milestones in 2021


1H 2021
2H 2021
ACTengine®
IMA201, 202, 203: Initial Ph1a dose escalation read-out
IMA201, 203: Additional Ph1a read-out
IMA202: Initial Ph1b dose expansion read-out
IMA204: IND* submission
TCER®
IMA401: IND* submission
IMA402: Preclinical PoC & start GMP mf. activities

Corporate

* IND: May be investigational drug application with FDA or analogous clinical trial application (CTA) to a European regulatory agency

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Immatics Key Take - Aways 34 • Broadly positioned in TCR therapeutics space with two distinct treatment modalities: ACT & TCR Bispecifics • ACTengine® (TCR - T) IMA200 Clinical Series • Proprietary cell manufacturing resulting in younger T cells for better engraftment & persistence • First anti - tumor activity observed in three TCR - T trials at early phases of dose escalation – next readout in 2H21 • TCER® - Leading TCR Bispecifics platform with antibody - like stability and half - life • Clinical trial application on track in 4Q21 for IMA401 program against high density target • Differentiated target and TCR discovery platforms secured by a broad patent estate including >200 prioritized targets • Multiple strategic collaborations with world - leading industry players incl. Amgen, Genmab, BMS and GSK • Strong cash position of approx. US$ 285m (as of December 31, 2020) with cash reach into 2023 Corporate

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